United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of December 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2	Date of Material Change

The material change occurred on December 17 and December 19, 2008.

Item 3	News Release

A News Release was disseminated to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on December 19, 2008.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) announced that following a meeting of the shareholders of Minera Santa Cruz, S.A. (“MSC”) on December 17, 2008, the shareholders of MSC can expect to receive a cash call of US$23 million to finance further expansion and development of the San José project. MSC is owned, indirectly, as to 51% by Hochschild Mining plc (“Hochschild”) and as to 49% by the Corporation. MSC is the registered owner of the San José gold project in Argentina. The Corporation’s share of the cash call is approximately US$11.3 million, payable by mid-February, 2009. Failure by the Corporation to pay this amount when due will likely result in a dilution of the Corporation’s interest in MSC below 49%. The Corporation is investigating financing alternatives available to it.

The Corporation received the formal notice for the cash call of US$23 million on December 19, 2008.

Item 5.1	Full Description of Material Change

At the meeting of the shareholders of MSC on December 17, 2008 the shareholders were advised that a cash call would be made for US$23 million to finance further expansion and development of the San José project. MSC is owned, indirectly, as to 51% by Hochschild Mining plc (“Hochschild”) and as to 49% by the Corporation. MSC is the registered owner of the San José gold project in Argentina.

Formal notice of the cash call by MSC to the shareholders of MSC was provided on December 19, 2008. The cash call requires the shareholders of MSC to subscribe for additional shares of MSC. The aggregate number of shares to be subscribed for is

77,418,000 common shares in the capital of MSC (the “New Shares”). The New Shares will be issued at a price per share of one Peso for an aggregate subscription price of Pesos 77,418,000 (equivalent to US$23 million) (exchange rate US$1 equals Peso3.366).

The Corporation’s share of the cash call is US$11,270,000 payable on or before February 17, 2009 by a subscription by the Corporation for 39,483,180 New Shares. If the Corporation does not subscribe for its portion of the New Shares but Hochschild does subscribe for its portion of the New Shares, then the Corporations’ interest in MSC will be diluted from 49% to 43%. However, if the Corporation fails to subscribe for its portion of the New Shares then, provided Hochschild subscribed for its portion of the New Shares, Hochschild has the right under Argentinean corporate law and under the joint venture agreement governing the San José project, to also subscribe for the Corporation’s portion of New Shares. If the Corporation failed to subscribe for its portion of the New Shares and Hochschild exercised this right, then the Corporation’s interest in MSC would be further diluted to 38%.

The Corporation’s current cash position is approximately US$3.3 million. The Corporation is investigating financing alternatives available to it to fund this cash call. There can be no assurance that the Corporation will be able to obtain the funds necessary to pay for its portion of the cash call. There is therefore no assurance that the Corporation’s interest in the San José project will not be diluted below 49%.

The cash call by MSC is being made notwithstanding previous assurances by Hochschild that additional cash calls would not be required as the mill and plant are operating and Phase I of the initial expansion has been completed. Further plant expansion costs were therefore expected to be paid from cash flow.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

December 29, 2008

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANTICIPATES CASH CALL AT THE SAN JOSÉ PROJECT

SPOKANE, WA – December 19, 2008 – Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) – Minera Andes Inc. (“MAI”) announced that following a meeting of the shareholders of Minera Santa Cruz, S.A. (“MSC”) on December 17, 2008, the shareholders of MSC can expect to receive a cash call of US$23 million to finance further expansion and development of the San José project. MSC is owned, indirectly, as to 51% by Hochschild Mining plc (“Hochschild”) and as to 49% by MAI. MSC is the registered owner of the San José gold project in Argentina. MAI’s share of the cash call is approximately US$11.3 million, payable by mid-February, 2009. Failure by MAI to pay this amount when due will result in a dilution of MAI’s interest in MSC below 49%. MAI is investigating financing alternatives available to it.

This request for additional funding is being made notwithstanding previous assurances by Hochschild that additional cash calls would not be required as the mill and plant are operating and Phase I of the initial expansion has been completed. Further plant expansion costs were therefore expected to be paid from cash flow.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office	Vancouver Office
111 East Magnesium Rd., Suite A	911-470 Granville Street
Spokane, WA 99208 USA	Vancouver, B.C. V6C 1V5
Phone: (509) 921-7322	Phone: (604) 689-7017; 877-689-7018
E-mail: info@minandes.com	E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of base metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves, and other risks. Reference is made to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chairman

Dated: December 29, 2008